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                                 FILING PURSUANT TO RULE 425 OF THE
                                 SECURITIES ACT OF 1933, AS AMENDED

                                 FILER: NORTHROP GRUMMAN CORPORATION

                                 SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

                                 FILING: REGISTRATION STATEMENT ON FORM S-4
                                         (REGISTRATION NO. 333-83672)

                                 Northrop Grumman Corporation
                                 Public Information
                                 1840 Century Park East
                                 Los Angeles, California
                                 90067-2199
                                 Telephone  310-553-6262
                                 Fax  310-556-4561

                                 Contact: Randy Belote (Media) (703) 875-8525
                                          Gaston Kent (Investors) (310) 201-3423

For Immediate Release


NORTHROP GRUMMAN EXTENDS OFFER
------------------------------
FOR ALL OUTSTANDING SHARES OF TRW INC.
--------------------------------------

     LOS ANGELES -- June 24, 2002 -- Northrop Grumman Corporation (NYSE: NOC) today announced that it has extended the expiration of its pending exchange offer for all outstanding shares of common and preferred stock of TRW Inc. (NYSE: TRW) from June 21, 2002, to Friday, June 28, 2002, at midnight EDT.

     Approximately 3,308,407 shares of TRW common stock of which 563,436 shares are subject to guaranteed delivery; 1,719 shares of Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 of which 26 shares are subject to guaranteed delivery; and 3,801 shares of Cumulative Serial Preference Stock II, $4.50 Convertible Series 3, had been tendered to Northrop Grumman as of 5:00 p.m. EDT June 21, 2002. The tendered shares are subject to validation by TRW's transfer agent.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

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NORTHROP GRUMMAN EXTENDS OFFER
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FOR ALL OUTSTANDING SHARES OF TRW INC.
--------------------------------------

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

                                      # # #

                                                                        0602-170

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and video clips are available on the Internet at: http://www.northropgrumman.com
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